Exhibit 99.1

1700-700 West Pender Street Vancouver, BC V6C 1G8 Canada Tel: (604) 688-9368 Fax: (604) 688-9336 www.kobexminerals.com TSX-V: KXM ïNYSE-MKT: KXM

NEWS RELEASE

Kobex Announces Voluntary De-listing from the NYSE MKT Exchange

Vancouver, BC – May 10, 2013 – Kobex Minerals Inc. (the “Company”) (TSX.V:KXM, NYSE MKT:KXM) has filed a notification with the NYSE MKT to voluntarily delist its common shares from the exchange. Following de-listing from the NYSE MKT, the Company’s shares will continue to trade on the TSX Venture Exchange (KXM.V) and on the Over-the-Counter market in the USA on the OTCQB tier of the OTC Link.

To effect the de-listing, the Company intends on filing a Form 25 with the United States Securities and Exchange Commission (the “SEC”) on or about May 20, 2013. The Company expects that trading of its shares on the NYSE MKT will be terminated on or about May 30, 2013.

The decision to de-list was made after the Board of Directors of the Company considered the prevailing market conditions and concluded that, given its cash resources in excess of 35 million dollars, the Company’s focus should be entirely on property acquisition and cost containment.  The Company believes that continued distress in the minerals sector will result in acquisition opportunities that will be accretive to shareholders and that until an acquisition can be made the Company should limit its expenses of which listing fees on the NYSE MKT is a component.

Kobex is following a prudent, value oriented acquisition strategy and does not want to rush into an acquisition to meet NYSE MKT continued listing requirements The Company has therefore concluded it is in the best interests of its shareholders to de-list from the NYSE MKT exchange.

For further information contact:
Kobex Minerals Inc.
Alfred Hills, President
Tel: 604-688-9368 / Fax: 604-688-9336
investor@kobexminerals.com

On behalf of the Board of Directors
KOBEX MINERALS INC.

“Alfred Hills”
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Alfred Hills, President and CEO

Cautionary Note Regarding Forward-Looking Information
Information set forth in this press release may involve forward-looking statements or forward looking information as defined under applicable securities laws. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Kobex’s control, including: the date on which a Form 25 will be filed; the date on which the Company's common shares will cease to trade on NYSE MKT; and, the timing and benefit to shareholders of a potential acquisition of a new exploration project. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Kobex’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements. Kobex undertakes no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change, unless required by law.  The reader is cautioned not to place undue reliance on this forward-looking information.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.